Exhibit 12.2

Brookfield Property Partners L.P.

Consolidated Earnings to Fixed Charges

(US$ Millions) Years ended Dec. 31,	2017	2016
Net income	$2,468	$2,717
Less:
Fair value gains, net	(1,254)	(692)
Share of net earnings from equity accounted investments	(961)	(1,019)
Income taxes	192	(575)
Capitalized interest	(86)	(117)
Plus:
Distributions from equity accounted investments	369	524
Combined total fixed charges and preferred share dividends	2,335	2,089

Earnings	3,063	2,927

Interest expense	1,967	1,681
Capitalized interest	86	117

Total fixed charges	2,053	1,798

Preferred share dividends	282	291

Combined total fixed charges and preferred share dividends	2,335	2,089

Excess of earnings over combined total fixed charges and preferred share dividends	728	838

Ratio of consolidated earnings to total fixed charges	1.49	1.63
Ratio of consolidated earnings to combined total fixed charges and preferred share dividends	1.31	1.40